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06003184

SECU... ...SION

..URITIES AND EXCHANGE COMMISSION

RECEIVED

FEB 2 8 2006

BRANCH OF REGISTRATIONS
AND
~~03~~ EXAMINATIONS

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

SEC FILE NUMBER

8- 16846

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/05___ AND ENDING ___12/31/05___

                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Research & Management Company

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

___145 Front Street___

(No. and Street)

___Marion___   ___Massachusetts___   ___02738___

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

                                                             (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Davis, Benoit & McArdle, CPAs___

(Name – *if individual, state last, first, middle name*)

___163 Front Street___   ___Marion___   ___Massachusetts___   ___02738___

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAY 25 2006

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____Eric Strand_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____American Research & Management Company_____ , as
of _____December_____ 31 _____, 20__05__, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

Commonwealth of Massachusetts
Plymouth County

_____
Notary Public
My Commission Expires May 19, 2006

_____
Signature

President
_____
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

American Research & Management Co.

Table of Contents

DAVIS, BENOIT & MCARDLE
Certified Public Accountants

Everett M. Davis, CPA, *Retired*
James N. Benoit, CPA
Joseph L. McArdle, Jr., CPA

163 Front Street ~ P.O. Box 1037
Marion, Massachusetts 02738
Phone: (508) 748-1611
Fax: (508) 748-2216

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
American Research & Management Co.
Marion, Massachusetts

We have audited the accompanying statement of financial condition of American Research & Management Co. (a Delaware S Corporation) as of December 31, 2005 and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Research & Management Co. as of December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Davis, Benoit & McArdle
Certified Public Accountants

Marion, Massachusetts
February 3, 2006

- 1 -

Statement of Financial Condition

December 31, 2005

Assets	
Cash	$261,284
Cash and securities on deposit subject to federal and other regulations	120,000
Deposits with clearing organizations – securities with a market value of $51,331	51,331
Short-term investments, at cost which approximates market	150,000
Long-term nonconvertible debt securities	25,265
Other investments not readily marketable, at cost	3,300
Prepaid income taxes	67
Prepaid expenses	401
Office furniture, equipment and leasehold improvements net of accumulated depreciation and amortization of $164,755	16,257
Total Assets	$627,905
Liabilities and Stockholders' Equity	
Liabilities	
Customer credit balances	$ 87
Related party credit balances	29,442
Total Credit Balances	29,529
Accounts payable and accrued expenses	2,739
Accrued profit sharing contribution	146,238
Total Liabilities	178,506
Subordinated Liabilities	
Liabilities subordinated to claims of general creditors	180,000
Stockholders' Equity	
Capital stock, $1 par value, 5,000 shares authorized, 200 shares issued and outstanding	200
Additional paid-in capital	49,800
Retained earnings	219,399
Total Stockholders' Equity	269,399
Total Liabilities and Stockholders' Equity	$627,905

The accompanying notes are an integral part of these financial statements.

Statement of Income

For the Year Ended December 31, 2005

Revenue	
Investment management fees - customers	$1,870,660
- related parties	27,301
Brokerage commissions	102,066
Investment income	12,180
Other income	8,282
Total Revenue	2,020,489
Operating Expenses	
Salaries - officers	732,000
Salaries - administrative	222,113
Payroll taxes	47,333
Employment benefits	156,087
Custody and clearance charges	35,685
Data processing	18,186
Depreciation	20,719
Dues and subscriptions	26,790
Professional fees	54,711
Office supplies and expenses	49,359
Registration fees	18,512
Rent	80,577
Interest expense	14,400
Telephone	14,266
Utilities	8,619
Travel and entertainment	4,644
Insurance	76,960
Outside services	20,753
Miscellaneous	616
Total Operating Expenses	1,602,330
Operating Income Before Income Taxes	418,159
Provision for Income Taxes	-
Net Income	$ 418,159
Earnings per share of common stock	$ 2,090.80
Weighted average shares outstanding	200

The accompanying notes are an integral part of these financial statements.

American Research & Management Co.

Statement of Changes in Stockholders' Equity

For the Year Ended December 31, 2005

| | Common Stock | | Additional | |
	Number of Shares	Amount	paid in Capital	Retained Earnings
Balance, December 31, 2004	200	$200	$49,800	$206,240
Net income for the year				418,159
Distributions	-	-	-	(405,000)
Balance, December 31, 2005	200	$200	$49,800	$219,399

The accompanying notes are an integral part of these financial statements.

American Research & Management Co.

Statement of Changes in Liabilities Subordinated
to Claims of General Creditors

For the Year Ended December 31, 2005

Subordinated Liabilities at December 31, 2004	$180,000
Increases and decreases	-
Subordinated Liabilities at December 31, 2005	$180,000

The accompanying notes are an integral part of these financial statements.

American Research & Management Co.

Statement of Cash Flows

For the Year Ended December 31, 2005

Cash Flows from Operating Activities		
Net income for the year		$418,159
Adjustments to reconcile net income for the period to net cash provided (used) by operating activities		
Depreciation	$ 20,719	
Change in assets and liabilities		
(Increase) Decrease in cash and securities held with clearing organizations	(1,201)	
(Increase) decrease in short-term investments, at cost	50,000	
(Increase) decrease in other receivables	4,172	
(Increase) decrease in prepaid expenses	68	
Increase (Decrease) in customer credit balances	(3,251)	
Increase (Decrease) in related party credit balances	(50,009)	
Increase (Decrease) in accounts payable and accrued expenses	1,654	
Increase (Decrease) in accrued profit sharing contribution	116,708	
Total Adjustments		138,860
Net Cash Provided by Operating Activities		557,019
Cash Flows from Investing Activities		
Purchase of other investments	(25,265)	
Purchase of equipment	(6,096)	
Net Cash (Used by) Investing Activities		(31,361)
Cash Flows from Financing Activities		
Distributions to shareholders	(405,000)	
Net Cash (Used by) Financing Activities		(405,000)
Net Increase in Cash		120,658
Cash at Beginning of Year		140,626
Cash at End of Year		$261,284
Supplemental Disclosures of Cash Flow Information		
Cash paid during the year for		
Interest (none of which is capitalized)		$ 14,400
Income taxes		389

The accompanying notes are an integral part of these financial statements.

Note A - Summary of Significant Accounting Policies

American Research & Management Company, a Delaware S Corporation, is registered as an investment advisor and broker. The Company is engaged primarily in investment advisory, custody and brokerage services. These services are specifically designed to provide the elements of integrated investment management.

1. Office Furniture, Equipment and Leasehold Improvements

    Office furniture and equipment are stated at cost. Depreciation is provided on the straight-line method and the modified accelerated cost recovery system method based upon the estimated useful life of the assets which is two to seven years.

    Leasehold improvements are stated at cost. Amortization is provided on the modified accelerated cost recovery system method based upon the estimated useful life of the assets which is 31.5 years.

    Depreciation expense was $20,719 for the year ended December 31, 2005.

2. Statement of Cash Flows

    For purposes of the statement of cash flows, the Company considers only unrestricted demand deposits to be cash.

3. Income Taxes

    The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code effective October 1, 2004. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholders are liable for individual federal and state income taxes on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal and state income taxes has been included in these financial statements.

4. Advertising

    The Company expenses all non-direct response advertising as incurred. Advertising expense for the period ended December 31, 2005 was $ -0-.

5. Use of Estimates in Preparation of Financial Statements

    The preparation of financial statements in conformity with accounting principles generally

5. Use of Estimates in Preparation of Financial Statements (Continued)

accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Note B - Cash and Securities on Deposit Subject to Federal and Other Regulations

At December 31, 2005, cash in the amount of $120,000 was restricted as to use and segregated in a special reserve bank account under Rule 15c3-3 of the Securities and Exchange Commission for the benefit of customer and related party credit balances at December 31, 2005.

Note C - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $424,089 which was $174,089 in excess of its required net capital of $250,000. The net capital ratio of the Company was .42 to 1.0.

Note D - Profit Sharing Plan

The Company has a voluntary, noncontributory profit sharing plan covering substantially all of its employees. Contributions to the plan are determined each plan year at the discretion of the Board of Directors. For the year ended December 31, 2005, the Accrued Profit Sharing Plan contribution was $146,238.

Note E - Operating Lease Commitments

The Company leases its office space under a 5 year operating lease expiring on March 31, 2010. After that date the Company will lease its office space as a tenant at will until such time as a new lease agreement is executed. Rental expense for the year ended December 31, 2005 was $80,577.

The minimum rental commitment under the operating lease is as follows:

from April 2005 to April 2006	$ 81,172
from April 2006 to April 2007	83,607
from April 2007 to April 2008	86,115
from April 2008 to April 2009	88,698
from April 2009 to April 2010	91,359
	$430,951

American Research & Management Co.
Notes to Financial Statements (Continued)
December 31, 2005

Note F - Liabilities Subordinated to Claims of General Creditors

The borrowings under subordination agreements at December 31, 2005 are listed below:

Subordinated note at 8%, due December 15, 2009	$ 80,000
Subordinated note at 8%, due December 15, 2009	100,000
	$180,000

The subordinated borrowing is covered by an agreement approved by the National Association of Securities Dealers and thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note G - Related Party Transactions

The Company leases office space from an entity in which the stockholders of American Research & Management Co. are members. As described in Note E, the lease will expire on March 31, 2010. Office lease payments to the related party for the year ended December 31, 2005 was $80,577.

Credit balances for the benefit of related parties were $29,442 for the year ended December 31, 2005.

Investment management fees charged to immediate family members and included in income was $27,301 for the year ended December 31, 2005.

As described in Note F, notes are subordinated to the claims of general creditors. Interest on the notes at 8% totaling $14,400 was paid to stockholders for the year ended December 31, 2005.

Note H - Concentrations of Credit Risk

The Company maintains its cash balances in several financial institutions located in Massachusetts. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2005 the Corporation's uninsured cash balances totaled $670,801.

Note I – Fair Values of Financial Instruments

The estimated fair values of the Company's financial instruments (all of which are held for nontrading purposes) are as follows:

American Research & Management Co.
Notes to Financial Statements (Concluded)
December 31, 2005

	Carrying Amount	Fair Value
Cash	$261,284	$261,284
Cash and securities on deposit subject to Federal and other regulations	120,000	120,000
Deposits with clearing organizations: Securities	51,331	51,331
Short term instruments	150,000	150,000
Other investments	28,565	28,565

The carrying amount is the fair value for cash. For securities, fair values are estimates based on quoted market prices.

DAVIS, BENOIT & MCARDLE
Certified Public Accountants

Everett M. Davis, CPA, *Retired*
James N. Benoit, CPA
Joseph L. McArdle, Jr., CPA

163 Front Street ~ P.O. Box 1037
Marion, Massachusetts 02738
Phone: (508) 748-1611
Fax: (508) 748-2216

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors
American Research & Management Co.
Marion, Massachusetts

We have audited the accompanying financial statements of American Research & Management Co. (a Delaware S Corporation) as of and for the year ended December 31, 2005, and have issued our report thereon dated February 3, 2006. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Davis, Benoit & McArdle
Certified Public Accountants

Marion, Massachusetts
February 3, 2006

- 11 -

Schedule I

American Research & Management Co.

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

As of December 31, 2005

Net Capital	
Stockholders' equity	$269,399
Additions	
Liabilities subordinated to claims of general creditors	
allowable in computation of net capital	180,000
	449,399
Deductions	
Non Allowable Assets	
Investments	(3,300)
Prepaid expenses	(468)
Furniture, equipment and leasehold improvements	(16,257)
Net Capital before Haircuts on Securities Positions	429,374
Haircuts on Securities	(5,285)
Net Capital	$424,089
Aggregate Indebtedness	
Payable to customers and related parties	$ 29,529
Accounts payable and accrued expenses	148,977
Total Aggregate Indebtedness	$178,506
Computation of Basic Net Capital Requirement	
Minimum net capital required (6 2/3% of aggregate	
indebtedness or $250,000, whichever is greater)	$250,000
Excess net capital @ 1,000%	$406,238
Ratio ÷ Aggregate indebtedness to net capital	.42 to 1

American Research & Management Co.

Reconciliation of Aggregate Indebtedness and
Net Capital between FOCUS Part IIA and
Audited Financial Statements

As of December 31, 2005

Reconciliation with company's computation
(included in Part II of Form X-17A-5 as of
December 31, 2005)

	Aggregate Indebtedness	Net Capital
As Stated in FOCUS Part II (Unaudited)	$178,506	$424,089
As Adjusted per Previous Page	$178,506	$424,089

Schedule II

American Research & Management Co.

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2005

Credit Balances
Free credit balances and other credit
   balances in customers' security accounts $ 29,529

    Total Credit Items   29,529

Debit Balances   -

Reserve Computation
Excess of total credits over total debits $ 29,529

Required deposit $ 29,529

Amount on deposit in reserve bank account $120,000

Reconciliation with company's computation
(included in Part II of Form X-17A-5 as of
December 31, 2005

Excess total credits over total debits as reported
   in Company's Part II FOCUS Report $ 29,529

Excess per this computation $ 29,529

Schedule III

American Research & Management Co.

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2005

As of December 31, 2005, the Company was in control of certain customer securities. The State Street Bank and Trust Company, who acts as custodian for these securities, acknowledges that the delivery to customers of securities held by the custodian will not require the payment of money or value and that the securities in its custody or control are not subject to any right, charge, security interest, lien or claim of any kind in favor of the bank or any person claiming by, through or under it.

DAVIS, BENOIT & MCARDLE
Certified Public Accountants

Everett M. Davis, CPA, *Retired*
James N. Benoit, CPA
Joseph L. McArdle, Jr., CPA

163 Front Street ~ P.O. Box 1037
Marion, Massachusetts 02738
Phone: (508) 748-1611
Fax: (508) 748-2216

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17-a-5

To the Board of Directors
American Research & Management Co.
Marion, Massachusetts

In planning and performing our audit of the financial statements and supplemental schedules of American Research & Management Co. (a Delaware S Corporation) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the

practices and procedures are to provide management with reasonable but not absolute assurance
that assets for which the Company has responsibility are safeguarded against loss from
unauthorized use or disposition, and that transactions are executed in accordance with
management's authorization and recorded properly to permit the preparation of financial
statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists
additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred
to above, error or fraud may occur and not be detected. Also, projection of any evaluation of
them to future periods is subject to the risk that they may become inadequate because of changes
in conditions or that the effectiveness of their design and operation may deteriorate. Our
consideration of internal control would not necessarily disclose all matters in internal control that
might be material weaknesses under standards established by the American Institute of Certified
Public Accountants. A material weakness is a condition in which the design or operation of one or
more of the internal control components does not reduce to a relatively low level the risk that
misstatement caused by error or fraud in amounts that would be material in relation to the financial
statements being audited may occur and not be detected within a timely period by employees in the
normal course of performing their assigned functions. However, we noted no matters involving
internal control, including control activities for safeguarding securities, that we consider to be
material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in
the second paragraph of this report are considered by the SEC to be adequate for its purposes in
accordance with the Securities Exchange Act of 1934 and related regulations, and that practices
and procedures that do not accomplish such objectives in all material respects indicate a material
inadequacy for such purposes. Based on this understanding and on our study, we believe that the
Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's
objectives.

This report is intended solely for the information and use of the Board of Directors,
management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the
Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is
not intended to be and should not be used by anyone other than these specified parties.

Davis, Benoit & McArdle
Certified Public Accountants

Marion, Massachusetts
February 3, 2006